PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll free 1.800.667.1870

www.pfncapital.com

New Resource Estimate Expands River Valley Resource

River Valley PGM Project, Sudbury, Ontario

March 27, 2006 – Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN) is pleased to report an increase in the mineral resources on its River Valley PGM Project, located near Sudbury, Ontario.

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Table 1: Measured and Indicated Resources of 30.5 million tonnes containing 953,900 ounces of palladium (0.97 g/t), 329,500 ounces of platinum (0.34 g/t) and 59,500 ounces of gold (0.061g/t) with an additional 2.3 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) of Inferred Resources using a 0.7 g/t cut off (pt/pd).

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Table 2: Containing Higher Grade Measured and Indicated Resources of 19.3 million tonnes containing 733,000 ounces palladium (1.18 g/t), 245,100 ounces of platinum (0.39 g/t) and 43,600 ounces of gold (0.07 g/t) with an additional 881,000 tonnes containing 38,400 ounces of palladium (1.36 g/t), 13,100 ounces of platinum (0.46 g/t) and 2,100 ounces of gold (0.07 g/t) of Inferred Resources using a 1.0 g/t cut off (pt/pd).

The updated mineral resource estimate was completed by Ron Simpson of Geosim Services Inc., in conjunction with John Londry, VP Exploration for PFN. Resource block modeling was carried out by Geosim based upon geological modeling conducted in-house by PFN, and incorporated all diamond drilling to March 31st, 2005 (86,557 metres of drilling and 422 drill holes).   An additional 3,000 metres of diamond drilling has been completed since that time, which was focused on testing new geological targets that may have potential to expand the resources in the future. Final assay results are pending and are expected within the next 30 days.

A technical report detailing this new 43-101 compliant resource will be filed on www.sedar.com within 45 days. With the recent increase in the price of platinum @ $1,065 /ounce and palladium @ $312/ounce the Company continues to be encouraged with these results; however there is no assurance that this resource will prove to be economic.

A summary of the mineral resources follows. The summary uses a 0.7 g/t cut off grade. Table 2 uses a significantly higher cut off of 1.0 g/t.

Table 1: 2006 River Valley Updated Resource Estimate (cut-off grade 0.70 g/t Pt+Pd)
Measured Resource														COMPARATIVE 3E
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)					2004 Resource Estimate (0.7g/t cutoff)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	Pt+Pd	3E	Oz (000)
Dana North	2,623	0.080	0.428	1.327	0.12	0.02	1.755	1.835	6.8	36.1	111.9	148.0	154.8	154.8
Dana South	1,496	0.100	0.625	2.122	0.16	0.03	2.747	2.847	4.8	30.1	102.0	132.1	136.9	136.9
Lismer's Ridge	4,411	0.062	0.357	0.982	0.10	0.02	1.339	1.401	8.8	50.6	139.2	189.8	198.6	198.6
Lismer North	-	-	-	-	-	-	-	-	-	-	-		-	0.0
Varley	-	-	-	-	-	-	-	-	-	-	-		-	0.0
Total	8,530	0.074	0.426	1.288	0.12	0.02	1.714	1.788	20.4	116.8	353.2	470.0	490.4	490.4

Table 1: 2006 River Valley Updated Resource Estimate (cut-off grade 0.70 g/t Pt+Pd) - Continued
Indicated Resource														COMPARATIVE 3E
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)					2004 Resource Estimate (0.7g/t cutoff)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	Pt+Pd	3E
Dana North	5,881	0.054	0.278	0.777	0.09	0.02	1.055	1.109	10.2	52.6	146.9	199.5	209.6	209.6
Dana South	3,516	0.071	0.380	1.229	0.11	0.02	1.609	1.680	8.0	42.9	138.9	181.9	189.9	189.9
Lismer's Ridge	7,439	0.046	0.255	0.667	0.08	0.02	0.922	0.968	11.1	61.0	159.4	220.5	231.5	231.5
Lismer North	1,333	0.058	0.316	0.911	0.11	0.03	1.227	1.285	2.5	13.5	39.0	52.6	55.0	0.0
Varley	3,855	0.059	0.345	0.939	0.07	0.02	1.283	1.342	7.3	42.7	116.3	159.1	166.3	0.0
Total	22,024	0.055	0.300	0.848	0.09	0.02	1.149	1.204	39.0	212.8	600.7	813.4	852.4	631.0

Measured + Indicated														COMPARATIVE
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)					2004 Resource Estimate (0.7g/t cutoff)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	Pt+Pd	3E
Dana North	8,504	0.062	0.324	0.947	0.10	0.02	1.271	1.333	17.0	88.6	258.9	347.4	364.4	364.4
Dana South	5,012	0.079	0.453	1.496	0.13	0.02	1.949	2.028	12.8	73.0	241.1	314.1	326.8	326.8
Lismer's Ridge	11,850	0.052	0.293	0.784	0.09	0.02	1.077	1.129	19.9	111.7	298.6	410.3	430.2	430.2
Lismer North	1,333	0.058	0.316	0.911	0.11	0.03	1.227	1.285	2.5	13.5	39.0	52.6	55.0	0.0
Varley	3,855	0.059	0.345	0.939	0.07	0.02	1.283	1.342	7.3	42.7	116.3	159.1	166.3	0.0
Total	30,554	0.061	0.335	0.971	0.10	0.02	1.306	1.367	59.5	329.5	953.9	1283.3	1342.8	1121.4

Inferred														COMPARATIVE
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)					2004 Resource Estimate n (0.7g/t cutoff)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	Pt+Pd	3E
Dana North	41	0.035	0.209	0.559	0.07	0.02	0.769	0.803	0.0	0.3	0.7	1.0	1.1	1.1
Dana South	552	0.047	0.229	0.648	0.08	0.02	0.876	0.923	0.8	4.1	11.5	15.5	16.4	16.4
Lismer's Ridge	330	0.039	0.219	0.529	0.08	0.02	0.748	0.788	0.4	2.1	5.1	7.2	7.7	7.7
Lismer North	546	0.073	0.419	1.224	0.12	0.03	1.644	1.717	1.3	7.4	21.5	28.9	30.2	0.0
Varley	948	0.050	0.326	0.925	0.07	0.02	1.251	1.301	1.5	9.9	28.2	38.1	39.6	102.0
Total	2,389	0.053	0.309	0.873	0.09	0.02	1.182	1.235	4.0	23.8	67.0	90.8	94.9	127.1

Table 2: 2006 River Valley Updated Resource Estimate (cut-off grade 1.0 g/t Pt+Pd)
Measured Resource
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000s)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	2,523	0.082	0.435	1.354	0.12	0.02	1.790	1.871	6.6	35.3	109.8	151.8
Dana South	1,495	0.100	0.626	2.122	0.16	0.03	2.748	2.848	4.8	30.1	102.0	136.9
Lismer's Ridge	3,976	0.064	0.368	1.018	0.10	0.02	1.385	1.449	8.2	47.0	130.1	185.3
Lismer North	-	-	-	-	-	-	-	-	-	-	-	-
Varley	-	-	-	-	-	-	-	-	-	-	-	-
Total	7,994	0.076	0.437	1.331	0.12	0.02	1.768	1.844	19.6	112.4	342.0	474.0

Indicated Resource
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000s)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	3,067	0.061	0.320	0.920	0.09	0.02	1.240	1.301	6.0	31.5	90.7	128.3
Dana South	3,304	0.072	0.389	1.266	0.11	0.02	1.655	1.727	7.6	41.3	134.5	183.4
Lismer's Ridge	2,140	0.054	0.302	0.824	0.09	0.02	1.127	1.180	3.7	20.8	56.7	81.2
Lismer North	716	0.071	0.394	1.183	0.13	0.03	1.577	1.648	1.6	9.1	27.2	37.9
Varley	2,082	0.075	0.448	1.224	0.09	0.02	1.671	1.747	5.1	30.0	81.9	117.0
Total	11,309	0.066	0.365	1.076	0.10	0.02	1.441	1.506	24.0	132.6	391.1	547.7
Measured + Indicated
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000s)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	5,590	0.070	0.372	1.116	0.11	0.02	1.488	1.558	12.6	66.8	200.6	280.0
Dana South	4,800	0.080	0.463	1.533	0.13	0.02	1.995	2.076	12.4	71.4	236.5	320.3
Lismer's Ridge	6,116	0.060	0.345	0.950	0.10	0.02	1.295	1.356	11.9	67.8	186.8	266.6
Lismer North	716	0.071	0.394	1.183	0.13	0.03	1.577	1.648	1.6	9.1	27.2	37.9
Varley	2,082	0.076	0.448	1.224	0.08	0.02	1.672	1.747	5.1	30.0	81.9	117.0
Total	19,303	0.070	0.395	1.181	0.11	0.02	1.576	1.646	43.6	2451	733.0	1021.7

Inferred
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000s)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	-	-	-	-	-	-	-	-	-	-	-	-
Dana South	104	0.053	0.276	0.819	0.09	0.02	1.094	1.147	0.2	0.9	2.7	3.8
Lismer's Ridge	-	-	-	-	-	-	-	-	-	-	-	-
Lismer North	345	0.091	0.524	1.586	0.14	0.03	2.110	2.201	1.0	5.8	17.6	24.4
Varley	432	0.063	0.464	1.301	0.07	0.01	1.765	1.828	0.9	6.4	18.1	25.4
Total	881	0.073	0.465	1.356	0.10	0.02	1.821	1.894	2.1	13.1	38.4	53.6

The Qualified Person for this Release is John Londry, VP Exploration.

The new resource estimate includes results only from the North Lismer and Varley Zone.

Resource estimation was constrained by 3 dimensional solid models using Surpac© Vision software, developed from geological and analytical data.  Block estimation was carried out by ordinary kriging and inverse distance to the third power using 2 metre downhole composites.  For the North Lismer model, one high outlier was capped at 3 g/5 Pt and 9 g/t Pd and for Varley, one high assay interval was capped at 10 g/t Pd prior to compositing.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration and development company focused on platinum group metal projects in North America.  PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited (“Anglo Platinum”), the world’s largest primary platinum producer).  Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  PFN is the Project operator.  In late 2004 PFN established a Nickel Division and has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd.  PFN is currently involved in an aggressive acquisition phase of its development and plans to add several new PGM and base metal projects to its portfolio in 2006.  The Company has approximately $3.5 million in working capital and no debt.

On behalf of the Board of Directors	The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release
Harry Barr President and CEO	Further information: Toll Free 1.800.667.1870, fax 604.685.8045, Email ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

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